FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  September, 2005

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC.

Date: September 2, 2005	/s/ Douglas Perkins Name: Douglas Perkins Title: Chief Financial Officer

For Immediate Release
September 1, 2005

Essakane Results Encouraging At Depth and Along Strike
Gold Fields exercises option to complete Bankable Feasibility Study
Recent intersections include 44m grading 3.7 g/t and 65m grading 3.0 g/t

Orezone Resources Inc. (OZN:TSX, AMEX) is pleased to provide an update on progress at the Company’s Essakane gold project in Burkina Faso, West Africa where an 85,000m drill program and pre-feasibility study are nearing completion. Ongoing drilling continues to confirm the robust nature of the Essakane Main Zone (“EMZ”) and the potential to expand resources along strike and at depth. Recent drill results include 44m grading 3.7 g/t in hole ERC1396, 42m grading 2.7 g/t in hole ERC1249D and 10m grading 10.8 g/t in hole ERC1297.

The purpose of the current drill program is to increase the quality of the resource estimate and to expand the deposit by drilling down dip, along strike and below the EMZ where new zones of mineralization have recently been identified. Recent results from the lower zones include 22m grading 3.5 g/t in hole ERC1228, 20m grading 2.5 g/t in hole ERC 0872D and 65m grading 3.0 g/t in hole ERC1205D which bottomed in mineralization. Only a limited number of assays are available from drilling along strike. Particularly encouraging are holes ERC1391, located over 500m north of the EMZ, which intersected 9m grading 6.2 g/t and hole ERC1375, located 175m to the south, which intersected 24m grading 2.5 g/t.

There are currently three drill rigs on site. Progress in completing the resource estimate has been slowed by the inability of the assay labs to keep pace with the volume of activity in West Africa. This problem has recently been alleviated by the commissioning of two new independent labs, one in the Burkina Faso capital of Ouagadougou and the other at the Essakane site. It is anticipated that the current drill program will be completed before the end of September and that the revised resource calculation will be completed four to six weeks thereafter. A pre-feasibility study on the EMZ is being carried out in parallel with the latest drill program and will be updated when the new resource model is completed. The resource calculation and pre-feasibility results will enable Orezone and its joint venture partner, Gold Fields Limited (“GFL”), to plan the next phase of work at Essakane.

Ron Little, President of Orezone stated, “These results are very positive as they indicate the deposit remains open in all directions, particularly at depth, with an increasingly stronger vertical component.” He added that, “Orezone will be very active on all fronts this fall. In addition to the new resource calculation and pre-feasibility results for Essakane, we will be releasing results of the soil geochemistry survey and initiating a drill program on our 100 per cent owned Kossa permit which is adjacent to Essakane. The Company will also be drilling on the Bondi, Sega and Bombore projects, as well as several grass roots targets, which are also 100 per cent owned by Orezone. Although Essakane may be perceived as a development project with further exploration upside, it is important to recognize that Orezone will continue to generate momentum and growth through the ongoing exploration of all our projects.”

Table 1. Summary of Recent Results from the EMZ.
(see complete table of results at www.orezone.com/site/properties/ess.asp)

Hole #	Section	From	To	Width	Au g/t (uncut)	Comment
ERC1375	49825N	8.00	31.00	23.00	1.06	Main
	49825N	40.00	64.00	24.00	2.48	Main
	49825N	92.00	105.00	13.00	0.81	FW
ERC1228	50025N	62.00	66.00	4.00	4.68	FW
	50025N	85.00	107.00	22.00	3.52	FW 2
ERC1215	50050N	113.00	132.00	19.00	4.21	Main
ERC1361	50175N	90.00	103.00	13.00	2.97	FW
	50175N	126.00	139.00	13.00	3.60	FW 2
ERC1357	50275N	32.00	81.00	49.00	1.25	Main
ERC1250	50375N	3.00	9.00	6.00	1.46	Main
	50375N	14.00	37.00	23.00	1.11	Main
	50375N	49.00	104.00	55.00	2.11	Main
ERC1248	50425N	10.00	67.00	57.00	1.25	Main
	50425N	103.00	110.00	7.00	2.28	Main/FW
	50425N	132.00	140.00	8.00	2.60	FW
ERC1249D	50425N	36.00	61.00	25.00	1.10	Main
	50425N	88.00	133.00	42.00	2.70	Main
ERC1297	50450N	121.00	131.00	10.00	10.75	Main
ERC1246	50475N	30.00	34.00	4.00	1.66	Main
	50475N	40.00	67.00	27.00	2.45	Main
	50475N	73.00	149.00	76.00	1.58	Main
	50475N	154.00	157.00	3.00	16.99	Main/FW
ERC1396	50675N	26.00	70.00	44.00	3.74	Main
	50675N	119.00	133.00	14.00	0.56	FW
ERC1421	50850N	12.00	68.00	56.00	1.91	Main
	50850N	84.00	99.00	15.00	0.54	Main
EDD0023	50875N	39.00	79.00	40.00	0.75	Main
	50875N	86.00	100.00	14.00	12.20	Main
	50875N	115.00	126.00	11.00	5.19	Main
	50875N	131.00	139.70	8.70	5.47	FW
ERC1204D	51150N	18.00	75.00	57.00	2.81	Main
ERC1205D	51150N	38.00	45.00	7.00	2.36	Main
	51150N	55.00	99.00	44.00	0.83	Main
	51150N	111.00	124.00	13.00	0.62	Main
	51150N	137.00	203.00	65.00	2.95	FW
ERC1219	51250N	56.00	93.00	37.00	2.29	Main
	51250N	182.00	199.00	17.00	0.44	FW
ERC1298	51350N	152.00	181.00	29.00	2.75	Main
ERC1333D	51625N	33.00	69.00	35.00	2.12	Main
	51625N	76.00	85.00	8.00	1.55	Main
	51625N	90.00	145.00	55.00	1.53	Main/FW
ERC1332	51675N	60.00	85.00	25.00	2.66	Main
	51675N	98.00	107.00	9.00	0.75	Main
ERC1330	51725N	109.00	111.00	2.00	3.71	FW
	51725N	117.00	134.00	17.00	1.86	FW
ERC0872D	51850N	106.00	108.00	2.00	29.92	Main
	51850N	118.00	138.00	20.00	2.49	FW
ERC1173D	52150N	112.00	115.00	3.00	19.53	FW
ERC1391	52500N	30.00	39.00	9.00	6.22	Main

Note: RC samples were collected at a minimum of every 1m down the hole and analyzed using a 2kg bottle roll cyanide leach. Diamond drill samples were collected at a minimum of 1.5m down the hole and analyzed by 50g fire assay. Assaying was performed by SGS and Transworld at Tarkwa, Ghana and by Abilabs in Bamako, Mali. All of these labs are used by a wide range of international companies operating in West Africa. A minimum of 10% of the samples are for QA/QC, which includes duplicates, triplicates, standards and blanks. The program was carried out under the supervision of Jeffrey Ackert, VP Technical Services, and qualified person for Orezone.

GFL has earned a 50 per cent interest in the Essakane Project by spending US $8 million and has recently exercised its option to earn a 60 per cent interest by sole funding the project up to the completion of a bankable feasibility study. Orezone is currently the operator of the joint venture.

Orezone Resources Inc. (OZN:TSX, AMEX) is an emerging gold producer that owns Essakane, the largest gold deposit in Burkina Faso, as well as a number of other promising exploration projects in West Africa. Burkina Faso is a politically stable country that is located in one of the world’s fastest growing gold producing regions. Orezone’s mission is to create wealth by discovering and developing the earth’s resources in an efficient and responsible manner.

For further information please contact:

Ron Little President & CEO rlittle@orezone.com	Greg Bowes Vice President, Corporate Development gbowes@orezone.com

Phone (613) 241-3699	Toll Free (888) 673-0663

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.